

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

<u>Via E-mail</u>
Robert Armstrong
Chief Financial Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80033

> **Re: DC Brands International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 28, 2011**
> **File No. 000-54031**

Dear Mr. Armstrong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

s/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Leslie Marlow, Esq.
        Gracin & Marlow, LLP
        405 Lexington Avenue
        26th Floor
        New York, New York 10174